July 15, 2024

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119
65 80427330

       Re: GCL Global Holdings Ltd
           Registration Statement on Form F-4
           Filed June 28, 2024
           File No. 333-280559
Dear Sebastian Toke:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

Registration Statement on Form F-4
Q. What equity stake will holders of RFAC Public Shares, holder of Company Shares and the
Sponsor hold in PubCo upon Completion..., page 15

1. We note your revised disclosures in response to prior comment 4. Please revise your description of the "50% Maximum Redemptions" scenario to clarify that this scenario assumes 50% of the 661,753 of RFAC Public Stockholders, who can redeem their shares under the maximum redemption scenario - with no waiver of the minimum cash condition, exercise their redemption rights. Also, explain why the tables beginning on page 44 do not include a scenario that assumes maximum redemptions with Waiver of the
       Minimum Cash Condition.
 July 15, 2024
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 106

2.     Please revise to describe what will happen if more than 661,753 RFAC public
       shareholders elect to redeem and GCL does not waive the minimum cash condition, such as the business combination will not be completed. Similar revisions should be made wherever you discuss the maximum redemption scenario assuming waiver of the
       minimum cash condition. Also, clarify which party would be responsible to fund any overdrafts incurred under this scenario should GCL elect to waive the minimum cash condition.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
116

3. When you update to include March 31, 2024 pro forma information in your next amendment, please ensure that pro forma adjustments agree to disclosures elsewhere in the filing, including the financial statement footnotes. Also, ensure that the descriptions for each pro forma adjustment appropriately describes the adjustment. For example:
           You state on December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28,
           2023 to March 28, 2024. Page 17 of RFAC's March 31, 2024 Form 10-Q indicates that the Sponsor deposited such funds into the Trust Account. In addition, it is unclear how this transaction is reflected in the Due to Sponsor line item of your pro forma balance sheet.
           You state on page F-50 that on each of March 25, April 25, and May 24, 2024,
           $75,000 was deposited into the Trust Account by GCL to extend the date to consummate the business combination to June 28, 2024. Page 9 of RFAC's March 31,
           2024 Form 10-Q indicates that in March 2024, the company deposited $75,000 into the Trust Account to extend the deadline for an additional three months. Page 22 of the Form 10-Q refers to GCL depositing such amounts for "purposes of extending the filing date of the Company's Form 10-Q documents." In addition, it it unclear how these payments are reflected in the pro forma balance sheet.
           You state that Melvin Xeng Thou Ong agreed to loan the Sponsor up to $2.0 million to be used for extension payments in connection with the business combination and working capital requirements. Revise the disclosures in Note 5 to RFAC's financial statements to clarify what portion of the drawdown on this line of credit relates to extension payments and what portion relates to working capital requirements. Also, ensure such information supports information in pro forma adjustment
(B).
           In your response provide us with a breakdown of all extension payments to date and tell us which party, (i.e., the Sponsor, Mr. Thou Ong or GCL) funded each payment.

       These are just a few examples of apparent inconsistencies within this filing and RFAC's periodic filings and whether such disclosures support the information and amounts reflected in the pro forma financial statements. We will reconsider your updated pro forma financial statements and related disclosures, once provided, and may have additional comments.
 July 15, 2024
Page 3

Certain Forecasted Information for the Company
June 2024 Projections, page 142

4. We note your revised projections for FY2026 revenue are substantially higher than your previous projections. Please revise to provide a more complete discussion regarding the assumptions underlying your revised projections, as well as what factors contributed to such a substantial upward revision. As part of your disclosure, provide additional details regarding the "sequel of a top-tier video game franchise" that you anticipate will be released in 2025 and quantify the projected impact it will have on distribution revenue and why you believe such assumptions are reasonable.
RFAC's Management Discussion and Analysis of Financial Condition and Results of Operations
Related Party Transactions
Related Party Loans, page 185

5. Based on your disclosures on page F-50, it appears that three additional extension deposits of $75,000 each were made on March 25, April 25 and May 25, 2024, respectively, to extend the business combination deadline to June 28, 2024. However, this information has not been reflected here or elsewhere in the filing. Please revise throughout to discuss all the extension payments made to-date and clarify the source of those payments (i.e.,
       Sponsor or Director).
Audited Financial Statements of GCL Global Limited
Note 2 - Summary of significant accounting policies
Indefinite-lived intangible assets, page F-63

6. We note your response to prior comment 15, however, it remains unclear how you determined that console game codes will contribute to your cash flows indefinitely. In this regard, you state that the primary purpose of console game codes is resale and upon such sale, the individual game code is transferred to cost of goods sold. You state that the remaining balance of the activation codes will generate cash flows until the last cost is sold, however, it is unclear why you believe there is no foreseeable limit on the period of time over which the games codes will contribute to cash flows. In addition, your disclosures on page F-63 do not appear to support the information provided in your response as it relates to the accounting for such assets. Please explain further and tell us your consideration to classify console game codes as finite-lived intangibles using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed. Refer to ASC 350-30-35-1 to 35-4 and 350-30-35-6.

Revenue from game publishing, page F-67

7. Please address the following as it relates to your response to prior comment 17:
           Describe your game publishing arrangements in further detail and identify each promised good or service in your contracts with the gaming platforms.
           You state that the gaming platforms are considered your customer. However, you also state that you recognize revenue from game publishing at the point in time when control of the gaming software is transferred to the gaming platform, which occurs when the console game code has been activated. Clarify at what point game codes are
 July 15, 2024
Page 4

           activated and by whom. If you recognize revenue when the console game codes are activated by end users, clarify whether the third-party platforms maintain and control the console game codes before they are delivered to the end users.
             Your revised disclosures state that you recognize revenue based on the consideration expected to be received from the gaming platform, which is determined based on a predetermined rate applied to the gaming platform's monthly sales. Explain who has the discretion in establishing the price of the published game on the gaming platforms.
Audited Financial Statements of GCL Global Limited
Note 15 - Concentration of Credit Risk
(a) Major customers, page F-86

8. We note your revised disclosures in response to prior comment 21. Please further revise to identify the segment or segments reporting such revenue. Refer to ASC 280-10-50-42.
GCL Global Limited and Subsidiaries - Unaudited Financial Statements
Note 3 Business Combination, page F-111

9. Please revise to disclose the business purpose for the acquisition of Starry Jewelry from the CEO's spouse. In this regard, explain how the acquisition of a retail jewelry company will provide "enhanced brand recognition" to the company's gaming operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Mike Blankenship